UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

View, Inc.

(Name of Issuer)

Class A common stock, par value, $0.0001 per share

(Title of Class of Securities)

92671V304

(CUSIP Number)

Tony Moore

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Tony Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

SCHEDULE 13D/A
CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 441,703 (1)(2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 441,703 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

(1)

Based on 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(2)

Consists of (i) 87,284 shares of Class A Common Stock and (ii) up to an aggregate of 354,419 shares of Class A Common Stock acquirable upon conversion of Existing Notes as a result of the 9.99% Beneficial Ownership Limitation.

Item 1. Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”), and amends the statement on Schedule 13D filed on October 26, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). This Amendment is also being filed to correct the number of shares of Class A Common Stock beneficially held by the Reporting Persons as set forth herein due to an incorrect calculation related to the conversion of the Existing Notes (as defined in the Original Schedule 13D). The Reporting Persons have not acquired or disposed of any shares of Class A Common Stock since the previous filing of the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”).

(b)	The principal business addresses of the Reporting Persons are as follows:

For the Investment Entity, Anson Management GP LLC and Mr. Moore:

16000 Dallas Parkway, Suite 800

Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200

Toronto, ON

M5J 2T3

(c)

Anson Funds Management LP (d/b/a Anson Funds) is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Tony Moore, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to certain private investment funds (the “Funds”) which hold the Common Stock of the Issuer. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Funds and may direct the vote and disposition of the Common Stock held by the Funds. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the Common Stock held by the Funds. As the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the of the Common Stock held by the Funds. As the directors and officers of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the Common Stock held by the Funds.

(f)

See Item 2(c) above for the place of organization of each of the Investment Entity, Anson Management GP LLC, and Anson Advisors Inc. Mr. Moore is a citizen of the United States of America. Mr. Nathoo and Kassam are citizens of Canada.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended by adding the following:

In connection with their regular review of their investment in the Issuer and the terms of the Credit Agreement, subject to the terms of the Intercreditor Agreement and other contractual, regulatory and legal obligations, and based on current market conditions and other factors, the Reporting Persons are continuing to monitor their current investments in the Issuer and assess alternatives for their current investments and potential future investment in the Issuer. In connection therewith, the Reporting Persons have engaged in communications with the Issuer’s senior lenders and other investors regarding, among other things, restructuring the terms of the Issuer’s existing indebtedness, a potential divestiture of certain assets, a potential extraordinary corporate transaction or other possible transactions, and such parties have initiated communications with the Issuer. The Reporting Persons may, together with such persons or separately, engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders and/or debtholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, the review and evaluation of strategic alternatives, Issuer operations, governance and control, and other matters related to the Issuer and/or the Reporting Persons’ investment in the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

Item 5. Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

(e)	As of January 1, 2024, Bruce R. Winson ceased to be the beneficial owner of 5% of the Class A Common Stock held by the Reporting Persons.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement dated February 7, 2024, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

ANSON FUNDS MANAGEMENT LP

Anson Management GP LLC, its
By:	general partner

By:	/s/ Tony Moore
Tony Moore
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Tony Moore
Tony Moore
Manager

/s/ Tony Moore
Tony Moore

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam